1934 Act Registration No. 333 - 13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2005

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company’s business, including its railway operations and property operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong and elsewhere in Asia;

•	the level of interest rates prevailing in Hong Kong;

•	accidents and natural disasters;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;

•	changes in the fares for the Company’s services;

•	competition from alternative modes of transportation, in particular franchised buses and public light buses;

•	the Company’s ability to complete property developments on time and within budget;

•	competition from other property developments;

•	the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”);

•	the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the Government’s policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the possible merger of the Company with the Kowloon-Canton Railway Corporation; and

•	other factors beyond the Company’s control.

2

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated April 28, 2005	5

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name:	Lila Fong
Title:	Legal Manager - Secretarial

Date: April 29, 2005

4

Exhibit 1.1

MTR CORPORATION LIMITED

(the “Company”)

(Incorporated in Hong Kong with limited liability)

(Stock Code: 66)

SALE OF UNITS AT THE ARCH, UNION SQUARE

The sale of units at The Arch, Union Square is proceeding faster than previously expected. As a result, the Company will be able to recognise profits arising from these sales during the financial year ending 31st December, 2005 provided the occupation permit is issued prior to 31st December, 2005.

The Company is pleased to announce that the sale of units at The Arch, Union Square is proceeding faster than previously expected. As a result, the Company will be able to recognise profits arising from these sales during the financial year ending 31st December, 2005 instead of 2006 if the requirements of its accounting policies, described below, are satisfied.

In 2000, the Company entered into a development agreement (“Development Agreement”) with Sun Hung Kai Properties Limited and its wholly-owned subsidiary, Tamworth Development Limited, for the development of, inter alia, The Arch, Union Square. Under the Development Agreement, the Company is entitled to a share of proceeds from the sale of units at The Arch, Union Square. The pre-sale of units at The Arch, Union Square commenced on 13th April, 2005 and has been proceeding well.

The Company’s accounting policies stipulate that profits from property development are recognised upon the issue of the occupation permit provided the amounts of revenue and costs can be measured reliably. Given that the sale of units at The Arch, Union Square has been proceeding well and faster than previously expected, the Company will be able to recognise profits arising from the sale of units at The Arch, Union Square during the financial year ending 31st December, 2005 provided the occupation permit for The Arch, Union Square is issued prior to 31st December, 2005.

This announcement is made pursuant to Rule 13.09 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board

Leonard Bryan Turk

Secretary

Hong Kong, 28th April, 2005

Members of the Board: Dr. Raymond Ch’ien Kuo-fung (Chairman)**, Chow Chung-kong (Chief Executive Officer), Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Robert Charles Law Footman)**

Members of the Executive Directorate: Chow Chung-kong, Russell John Black, William Chan Fu-keung, Philip Gaffney, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen and Leonard Bryan Turk

*	independent non-executive directors
**	non-executive directors

5